[Letterhead of Helms Mulliss & Wicker, PLLC]

704.343.2226	201 North Tryon Street
Fax 704.444.8749	Charlotte, NC 28202
burt.arrington@hmw.com	P.O. Box 31247 (28231)
704.343.2000
f704.343.2300
March 22, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Mark Webb

Re:	BB&T Corporation Form S-4 Filed January 30, 2007 File No. 333-140326
Dear Mr. Webb:
     On behalf of BB&T Corporation (“BB&T”), this letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were delivered orally in a phone call I received from you on March 22, 2007 concerning BB&T’s Pre-effective Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-140326) (the “Registration Statement”) relating to the proposed merger between BB&T and Coastal Financial Corporation (“Coastal Financial”). This response is attached as correspondence to Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”), which reflects the changes referenced in this letter.
     The capitalized terms used in this letter, unless the context otherwise requires, are intended to have the same meanings as given to those terms in the Amendment. BB&T’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments, as numbered in the Staff’s letter.
1.	The board should specifically note each line item analysis in the KBW report that does not support its recommendation and explain why, in light of that specific analysis, it is recommending the transaction.

Response: This comment has been complied with. Please refer to the additional language in the first bulleted paragraph on page 23.
     If you have any questions or require additional information, please call the undersigned at (704) 343-2226.

Securities and Exchange Commission
March 22, 2007

Very truly yours,
HELMS MULLISS & WICKER, PLLC
/s/ D. Burt Arrington
D. Burt Arrington

cc:	M. Patricia Oliver J. Richard Hazlett Paul M. Aguggia Victor L. Cangelosi Jonathan Gottlieb